UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated July 24, 2024

Item 1

Grupo Aval Acciones y Valores S.A. announces the creation of two new Corporate Vice Presidencies

Bogota, July 24, 2024. The Board of Directors of Grupo Aval Acciones y Valores S.A. approved the creation of the Corporate Vice-Presidency of Sustainability and Strategic Projects, to be led by Paula Durán Fernández, and the Corporate Vice-Presidency of Financial Assets and Efficiency, to be led by Jorge Castaño Gutiérrez.

Paula Durán is currently Vice President of Strategy and Sustainability at Corficolombiana. She is an MBA and Administrator from the Universidad de los Andes and an Economist from the University of W. Sydney, with more than 20 years of experience in the public and private sector. Jorge Castaño has more than 20 years of experience in the public and private sector and as a consultant in the financial industry in business, development and transformation of financial systems. He is a lawyer from Universidad Externado de Colombia, with a specialization in Financial and Securities Law from the same university, and a Master in Economic Development from Universidad Carlos III de Madrid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel